Schneider Electric

Press Release

Schneider Electric joins Alliance to Save Energy to promote energy efficiency worldwide

Rueil Malmaison – May 5, 2008 – Schneider Electric, the global specialist in energy management, today announced that it has joined the Alliance to Save Energy. The Alliance to Save Energy is a coalition of prominent business, government, environmental, and consumer leaders working together to promote energy efficiency worldwide to achieve a healthier economy, a cleaner environment and greater energy security.

Schneider Electric's belief that energy efficiency is the quickest, cheapest and most effective way to reach the global emissions targets is strongly aligned with the Alliance to Save Energy mission. Becoming an associate will allow Schneider Electric to more effectively advocate energy savings solutions in the industrial, building, residential, and data center markets world wide.

Founded in 1977, and headquartered in Washington, DC, the Alliance has an ongoing record of success in working with public and private sector partners to promote a sustainable energy future.

Today more than 145 leading corporations, institutions, trade associations and community partners participate in the Alliance Associates program. Alliance Associates are the energy efficiency instigators through their participation in and support of a range of Alliance programs, policy initiatives and consumer awareness activities.

"*Schneider Electric's sterling corporate reputation, its demonstrated commitment to energy efficiency, and its presence in 190 countries combine to make the company a very important new partner for the Alliance to Save Energy,*" stated Alliance President Kateri Callahan in announcing Schneider Electric's decision to become a Founder Level member of the Alliance Associates Program. She added: "*We are delighted to welcome Schneider Electric to the robust and growing roster of global corporations working with the Alliance to Save Energy to advance energy efficiency through our policy, research, technology deployment and consumer outreach initiatives.*"

"Consuming less, producing more effectively, improving energy efficiency and protecting the environmental footprint – all of these issues are central concerns for Schneider Electric. Our customers are seeing a huge surge in their energy bills. And as an energy efficiency specialist, we offer solutions that can reduce energy costs and CO_2 emissions by 30% in all types of applications," explained Eric Pilaud, Executive Vice President Strategy, Customers & Technology, Schneider Electric. He added: "*Being a Founder Level Member of the Alliance Program is a great opportunity to contribute to accelerate the development of energy efficiency* worldwide."

Schneider Electric, dynamic and active in energy efficiency
In a world where Sustainable Development calls for real commitment, Schneider Electric energy efficiency represents a real opportunity for mobilization, growth and differentiation. The group has all the skills, competence and technologies to respond to this challenge.
- An Energy Efficiency program was launched in 2005 and today energy efficiency is one of the group's major strategic initiatives. The energy efficiency market has a long-term growth potential

Media Contact
Schneider Electric
Véronique Roquet Montegon
Tel +33 (0)1 41 29 70 76
veronique.roquet-montegon@schneider-electric.com
www.schneider-electric.com

Energy Efficiency Contact
Schneider Electric
Isabelle Malinconi
Tel. +33 (0)4 76 60 59 59
isabelle.malinconi@schneider-electric.com

Schneider Electric

estimated between 15 and 20 %. Today's Schneider Electric products, solutions and services can generate savings of up to 30 %, guaranteeing reliable energy supply without detrimental effects on comfort, performance and reliability.

- In May 2007, the group made a commitment to the EMCA (Energy Management Company Association) and the CBEEC (China Building Electricity Efficiency Committee), with the aim of participating in the national energy saving scheme and enabling customers to save energy, optimize and renew their sources of energy.

- In July 2007, Schneider Electric and its Building Automation Business Unit joined the Clinton Climate Initiative Foundation (CCI) with the aim of helping 40 cities and metropolitan areas throughout the world to manage the energy consumption of their buildings more efficiently, thus reducing greenhouse gas emissions.

- In December 2007, Schneider Electric participated as a signatory in the UNFCC Bali Conference.

About Schneider Electric

Schneider Electric, the global specialist in energy management, offers integrated solutions making energy safer, more reliable, efficient and productive in the energy & infrastructure, industry, data centres & networks, buildings and residential markets. With sales of 17.3 billion euros in 2007, the company's 120,000 employees in 102 countries help individuals & organisations make the most of their energy.

www.schneider-electric.com

Media Contact
Schneider Electric
Véronique Roquet Montegon
Tel +33 (0)1 41 29 70 76
veronique.roquet-montegon@schneider-electric.com
www.schneider-electric.com

Energy Efficiency Contact
Schneider Electric
Isabelle Malinconi
Tel. +33 (0)4 76 60 59 59
isabelle.malinconi@schneider-electric.com

Schneider Electric

RECEIVED
2008 JUN -5 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Schneider Electric acquires Marisio, a leading Installation Systems and Control player in Chile

Rueil Malmaison, France – May 7, 2008 – Schneider Electric has signed an agreement to acquire Marisio, a Chilean company that manufactures and sells Installation Systems & Control (ISC) components. Marisio generated 2007 revenues of €11 million and has 230 employees.

The acquisition is another step in Schneider Electric's strategy to further boost its presence in the fast-growing emerging countries, that accounted for 32% of its sales in 2007.

Marisio is the number 2 player in wiring devices for the Chilean residential market, with presence also in several countries of South America. Since it was founded in 1947, Marisio has gained a strong reputation for its products quality.

Marisio's product range, markets and distributors are very complementary to Schneider Electric's. Marisio will add to the Group's existing low voltage offering a full and innovative range of wiring devices and residential systems. It will also give Schneider Electric a leading position in the residential markets as well as the opportunity to reinforce its presence in the buildings market by proposing more complete solutions.

Christian Wiest, Executive Vice-President of Schneider Electric's International Operating Division, commented: "*The acquisition of Marisio significantly strengthens our position in Chile and the neighbouring countries of South America. It reinforces the solutions portfolio that we offer to our customers in one of the most promising regions of the world.*"

Emilio Marisio, CEO of Marisio, commented: *"We are very proud and excited to join Schneider Electric. We think it is the best way to develop our business in Chile, taking advantage of our respective channels and market knowledge".*

This acquisition meets Schneider Electric's Return on Capital Employed criteria.

About Marisio

Based in Santiago-Chile, Marisio offers a vast range of components products like wiring devices, installation materials, and low voltage products. With 230 employees, the company has built its development on a high quality production process and a deep knowledge of customers needs.

About Schneider Electric

Schneider Electric, the global specialist in energy management, offers integrated solutions making energy safer, more reliable, efficient and productive in the energy & infrastructure, industry, data centres & networks, buildings and residential markets. With sales of 17.3 billion euros in 2007, the company's 120,000 employees in 102 countries help individuals & organisations make the most of their energy.
www.schneider-electric.com

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Roquet Montegon

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release

Chris Curtis named President and CEO of Schneider Electric's North American Operating Division

Rueil-Malmaison (France), May 20, 2008 – Schneider Electric has announced that effective immediately, Chris Curtis will assume the position of President and CEO of Schneider Electric's North American Operating Division.

Chris Curtis joined Schneider Electric in 1993. In 2006, he was named President Schneider Electric U.S., leading the company's U.S. business to strong improvements of growth and profitability. He has held operating management positions in the US and Canada, as Vice President in Sales, Marketing and General Management.

Curtis holds a bachelor's degree from Le Moyne University in Syracuse, New York.

"I am extremely confident that under his leadership, our business in North America will continue to grow and gain efficiency, both in our commercial and industrial operations," said Jean-Pascal Tricoire, President and CEO, Schneider Electric. *"His dedication to continuous improvement, customer satisfaction, quality and innovative solutions for our market segments will further strengthen our position with our customers in North America."*

Curtis replaces Dave Petratis, who will become CEO of Quanex. Based in Houston, Texas, Quanex is a manufacturer of engineered materials and components for the U.S. building products market.

About Chris Curtis within Schneider Electric

As President of Schneider Electric U.S., Chris Curtis has led the company's U.S. business to strong improvements in growth and profitability. He joined the company in 1993 as Director, Industrial Marketing, responsible for planning and managing U.S. industrial marketing programs, including strategic accounts. In 1995, he was promoted to Vice President, Mid-Atlantic Sales, and in 1996, became Director, OEM Marketing, with responsibility for developing and implementing the U.S. business strategy for all products and services sold to OEMs.

Media Contact :
Schneider Electric
Véronique Roquet Montégon

Phone : +33 (0)1 41 29 70 76
Fax :+33 (0)1 41 29 71 95

Schneider Electric
North America :
Robert Fiorani

Phone : +(1) 847 925 3540
Fax: +(1) 859 817 3853

Media Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release (p. 2)

In 1998, Curtis was named Vice President, Marketing, for the Division with responsibility for the residential construction, commercial and industrial construction market segments, OEMs and strategic accounts. In 2002, Curtis was named President of Schneider Electric Canada. In 2003, he was promoted to Vice President, U.S. Sales and Services, and returned to the United States, and in 2004, took on additional responsibility of leading the company's U.S. electrical distribution and its subsidiaries EFI, Veris and PowerBox. Curtis was then named President, Schneider Electric U.S., in 2006.

About Schneider Electric

Schneider Electric, the global specialist in energy management, offers integrated solutions making energy safer, more reliable, efficient and productive in the energy & infrastructure, industry, data centres & networks, buildings and residential markets. With sales of 17.3 billion euro in 2007, the company's 120,000 employees in 102 countries help individuals & organisations make the most of their energy.
www.schneider-electric.com

Media Contact :
Schneider Electric
Véronique Roquet Montégon

Phone : +33 (0)1 41 29 70 76
Fax :+33 (0)1 41 29 71 95

Schneider Electric
North America :
Robert Fiorani

Phone : +(1) 847 925 3540
Fax: +(1) 859 817 3853

Media Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release

Evolution within Schneider Electric's Executive Committee

Rueil-Malmaison (France), May 23, 2008 – Schneider Electric, the global specialist of energy management, announces the following evolution within its Executive Committee:

- Jean-François Pilliard, Executive Committee member and Executive Vice President, Strategic Human Resources and Organisation, has been appointed as Director General of UIMM, one of the major Employer's Federations in France. He will therefore leave Schneider Electric at the end of the month.

- Karen Ferguson, member of the Executive Committee and Executive Vice President Global Human Resources since July 2007, will also integrate the responsibilities currently held by Jean-François Pilliard, effective June 1st, 2008.

In order to accelerate the execution of its strategy and increase the effectiveness of its customer marketing and sustainable development activities, the following changes will take place from July 1st:

- A new Chief Marketing Officer position is created, led by Aaron Davis, who becomes a member of Schneider Electric's Executive Committee. He will be responsible for Marketing, External and Internal Communication. Davis is currently Chief Marketing Officer for APC globally and is also President APC North American Division. APC is part of Schneider Electric since 2007.

- Eric Pilaud, member of the Executive Committee and Executive Vice President, Strategy, Customers & Technology will also supervise Sustainable Development, led by Gilles Vermot-Desroches.

About Schneider Electric

Schneider Electric, the global specialist in energy management, offers integrated solutions making energy safer, more reliable, efficient and productive in the energy & infrastructure, industry, data centres & networks, buildings and residential markets. With sales of 17.3 billion euro in 2007, the company's 120,000 employees in 102 countries help individuals & organisations make the most of their energy.
www.schneider-electric.com

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Annex 5

EPG Conference

May 19, 2008

Schneider Electric

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Overview

2007: a key year of transformation

Significant increase in earnings, acceleration in H2

- Record organic sales growth in 2007: 13.9%, far outperforming end-markets
- Strong contribution of new businesses and particularly energy efficiency
- Acceleration in pricing (+2.2%), more than offsetting raw material increases
- Rebalancing of production in emerging countries well on track
- High free cash flow generation: €1.5bn, up 38%

Successful APC integration & turnaround with margin catching up to Group level

2007 Key figures

€m	2007	Change
Sales	17,309	+26%
EBITDA	3,114	+24%
EBITA	2,562	+27%
Net income	1,583	+21%
EPS (€)	6.78	+14%
Dividend (€)	3.30	+10%
Free cash flow	1,530	+38%

Strategy & Business Update

Schneider Electric is the global specialist in Energy Management

We make energy…	We offer…
Safer	Protection to people & assets
More reliable	Ultra secured power for critical applications
More efficient	Energy efficiency
More productive	• Open & integrated systems for optimised Capex and Opex • Automation everywhere • Connectivity everywhere • Services at every phase of the lifecycle

Help our customers make the most of their energy

With a unique portfolio of businesses

We make energy…	Thanks to leading positions in…	
Safer	Power & Control	# 1
More reliable	Critical Power	# 1
More efficient	Energy Efficiency	# 1
More productive	Automation Everywhere	Top 3

And leading positions worldwide

	Electrical Distribution — 57% of sales			Critical Power — 14% of sales	Automation & Control — 29% of sales		
	Installation systems & Control	Low voltage	Medium voltage		Industrial control	Automation	Building Automation
N° 1	Legrand	Schneider Electric	ABB	Schneider Electric	Schneider Electric	Siemens	Honeywell
N° 2	Schneider Electric	ABB	Schneider Electric	Emerson	Rockwell	Rockwell	Siemens
N° 3	Matsushita	Siemens	Siemens	Eaton	Siemens	Schneider Electric	Johnson Controls / Schneider Electric

Projects & Services

60% of sales as No. 1

80% of sales as No. 1 or No. 2

Schneider Electric addresses 72% of the world energy consumption


33%
Industry
21%
Residential
18%
Building
28%
Transportation

- Main energy consumption is for heating, cooling, motors, lighting, electronics and appliances

Energy Efficiency: a €3.6 bn business, growing at 15%

Up to 30% energy savings now everywhere

Industry & Infrastructure

Average facility
= 20% to 30% energy savings

Electric motor systems
Power metering
Energy management systems
Automation solutions

Buildings

Renovation
= up to 30% energy savings

HVAC & climate control
Lighting control
Building management systems
Power factor correction

Residential

EE products
= 10% to 40% energy savings

Lighting control
Climate control
Heating monitoring
Shutter control

Energy Efficiency:
4 sustainability steps

1 Measure	• Energy meters • Power quality meters
2 Use efficient devices	• Low consumption devices • Power quality • Power reliability
3 Automate	• Building Management Systems • Lighting Control Systems • Motor control systems • Home control systems • Variable speed drives
4 Monitor	• Energy management software • Remote monitoring systems

Limitation of CO_2 = 50% cleaner generation + 50% energy savings


Coal
100 units
35 units
33 units

1 unit saved at home or office = 3 units saved at the power plant


Energy price
Years payback*
0,11
0,105
0,1
0,095
0,09
0,085
0,08
0,075
0,07
0,065
0,06
5,0
4,5
4,0
3,5
3,0
2,5
2,0
2000
2001
2002
2003
2004
2005
2006

Payback time has decreased by 30% in 5 years due to higher energy prices

* Example based on a US commercial building project

A global geographical exposure and a very strong presence in emerging countries

North America
€ 28%
31,500

Europe
€ 45%
49,000

32%
of sales in emerging countries

Rest of the world
€ 8%
8,000

Asia-Pacific
€ 19%
31,500

Acceleration of growth in emerging countries

Emerging countries sales
(€ bn and share in Group)



2.8
27%
2004
3.5
30%
2005
4.2
31%
2006
5.5
32%
2007

Emerging countries
average organic growth



+13%
10 years
+17%
3 years
+20%
2007

- Sales in emerging countries doubled over the past 3 years up to €5.5 bn
- Emerging countries grew in average by 13% annually over the past 10 years, with acceleration driven by infrastructure and natural resources

Complete solutions for attractive segments

	Data Centers & Networks	Natural Resources*	Utilities
Sales 2007 in €bn	3.0	1.0	1.0
Market CAGR 2007-2010	+8% -12%	+8%	+7%
Drivers	• Higher availability • Better flexibility • Lower Total Cost of ownership	• Price of commodities & energy cost • Time to market • Continuity of service	• Security of supply • Growing demand with aging infrastructure • Environmental issues

*Natural resources : water and waste water, oil & gas, mining minerals & metals

Diversified and well balanced end market exposure

Residential

Industry

Energy & Infrastructure

Data Centers & Networks

Buildings


8%
32%
17%
43%
2001
12%
26%
16%
17%
29%
2007

Significant efficiency levers
Further improvement prospects

	Before	Today	Tomorrow
Rebalancing	Sourcing & manufacturing in mature countries	**Rebalanced production in emerging countries**	Operating structure optimized on a worldwide basis
Globalization	Country-based organization (supply chain & IT)	**Regional logistics, initiated purchasing globalization**	Full benefits of scale for purchasing, IT systems & back offices
Simplification	Country-based integration and duplications	**Doubling of size with new businesses; accelerated integration of acquisitions**	Lean structure & unified processes; post-acquisition simplification

Established sourcing and manufacturing in emerging countries

COGS
in low cost countries



APC
impact
40%
44%
34%
28%
24%
18%
Sales in
emerging
countries
2004
2005
2006
2007
2008
Target

Production base
in low cost countries



Sourcing
Manufacturing
headcount
55%
49%
39%
32%
21%
13%
2001
2004
2007

- Cost rebalancing already achieved in 2007, will exceed the 2008 target with 44% of COGS in low-cost countries including APC
- € / $ transaction risk eliminated: negligible impact on EBITA margin from 2008

Substantial benefits from efficiency plans

Efficiency initiatives	2005-2007 savings
Rebalancing of production to low-cost countries	€ 222m
Purchasing productivity	€ 351m
Rationalization of logistics	
Lean Manufacturing	€ 166m
Consolidation of R&D	
Optimization of support function costs	SFC / Sales - 210 bp
Pricing management	

Sustainable gain
> 2pts
on EBITA margin
since new² launch

Focus on North American region

Wide presence in North America

Total sales: ~€5bn (28% of Group)
31,500 Employees - 50 Factories

Canada
€ 0.4bn
1,500

United States
€ 4.1bn
21,500

Mexico
€ 0.3bn
7,000





18%
Others*
10%
Building Automation
20%
Critical Power
52%
Historical
Business

*Others : Power Monitoring, Services, Industrial Automation, Customized Sensors

Strong track record of sales growth and margin improvement

Sales - Organic growth


+6.2%
+8.1%
+7.5%
+13.1%
2.2
2.5
3.0
3.7
4.8
x 2.2 in 5 years
2003
2004
2005
2006
2007

Sales in €bn / Organic growth in %

Operating margins


10.9%
12.6%
13.3%
14.0%
15.2%*
16.5%*
2003
2004
2005
2006
2007

EBIT margin

EBITA margin

* Margin before corporate costs

Deep transformation of the portfolio with penetration in promising businesses

- Strong exposure to critical power and energy efficiency: 34% of sales
- Proportion of services in sales higher than group average: ~13%

Schneider Electric
North America - 2001


100%
Low & medium voltage
industrial automation

Schneider Electric
North America - 2007


20%
Critical Power
25%
Energy Efficiency

Ambitious development in attractive segments for the historical business

Sales € 1bn, growing at +35%

	Sales 2007 in M€	Growth in 2007
Data Centers & Networks	250	+66%
Natural Resources*	210	+45%
Electrical OEMs	175	+28%
Education	170	+24%
Healthcare	135	+11%
Government	110	+33%

*Natural resources : water and waste water, oil & gas, mining minerals & metals

Favorable and balanced end markets exposure

Industry leader in Customer Satisfaction and Quality

Schneider Electric
North America - 2001



19%
Residential
18% Energy
& Infrastructure
14%
Industry
49%
Buildings

Schneider Electric
North America - 2007



12%
Residential
8% Energy
& Infrastructure
23% Data Centers
& Network
22%
Industry
35%
Buildings

Consistent progress achieved on operational efficiency


COGS
in low cost countries
14%
31%
x 2
2001
2007


Support Function Costs
~ -2pts
2001
2007

- Large proportion of production relocated to Mexico and safest workforce
- Components sourcing largely subcontracted and globalized
- Commercial resources allocated to faster growing segments
- Leaner organization and enhanced integration with the Group

Outlook

2008: taking advantage of new profile

Organic sales guidance confirmed at +6% to +8%:

- Solid order intake driven by emerging countries and energy efficiency
- Allocation of resources to fast growing markets and key verticals
- Conservative assumptions for H2 in mature countries

EBITA margin expected at 15%:

- Benefits of rebalancing to low cost countries, neutral currency exposure
- Flexible and highly outsourced model
- Lean and globalized structure

Strong organic growth in first quarter 2008

Sales organic growth by region

	Q1 2008
Europe	+7.1%
North America	+6.7%
Asia-Pacific	+13.6%
Rest of the World	+22.9%
Group	+9.5%
Group adjusted for business days	*+11.0%*
Inc. Emerging countries*	+17%

Breakdown of sales current growth

	Q1 2008
Organic growth	+9.5%
Perimeter effect	+6.9%
Currency effect	-5.7%
Current growth	+10.7%

* Emerging countries: Eastern Europe + Asia-Pacific + Rest of the World

Contacts & agenda

Alexandre Brunet - Head of IR - alexandre.brunet@schneider-electric.com
Grégoire Rougnon - IR manager - gregoire.rougnon@schneider-electric.com

01 August	2008 Half-Year Results	Conference call 9:30am
22 October	Q3 2008 Sales	Conference call 9:30am


Help people make the
most of their energy

END